# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SERVOTRONICS INC /DE/, CIK 0000089140
CUSIP: 817732100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1110 MAPLE ST, 1110 MAPLE ST, ELMA, New York (NY), 14059
Date of event which requires filing of this statement: 05/22/2025
Amends the filing with accession number 0001193125-22-305969
Filed by CIK 0001956975
Persons authorized to receive notices and communications: PAUL L. SNYDER III, 450 Corporate Parkway, BEAVER HOLLOW WELLNESS, LLC, Buffalo, New York (NY), 14226, 716-316-5964

## Reporting persons
- Beaver Hollow Wellness, LLC (CIK 0001956975): type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO), working capital (WC); sole voting power 388,745; shared voting power 0; sole dispositive power 388,745; shared dispositive power 0; aggregate amount beneficially owned 388,745 (15.2% of the class)
- Founders Software, Inc. (CIK 0001959069): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO), working capital (WC); sole voting power 388,745; shared voting power 0; sole dispositive power 388,745; shared dispositive power 0; aggregate amount beneficially owned 388,745 (15.2% of the class)
- Snyder Paul L. III (CIK 0001958999): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO), working capital (WC); sole voting power 388,745; shared voting power 0; sole dispositive power 388,745; shared dispositive power 0; aggregate amount beneficially owned 388,745 (15.2% of the class)
- Kathleen Ann Scheffer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,173; shared voting power 0; sole dispositive power 2,173; shared dispositive power 0; aggregate amount beneficially owned 2,173 (0.1% of the class)
- Christine R. Marlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael W. Dolpp: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Charles C. Alfiero: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SERVOTRONICS INC /DE/
Address of issuer's principal executive offices: 1110 MAPLE ST, 1110 MAPLE ST, ELMA, New York (NY), 14059

## Item 2. Identity and Background
Name of person filing:
Item 2 of Schedule 13D is hereby amended to add the following:

In connection with the withdrawal of BHW's director nominees for election at the Issuer's 2025 annual meeting of stockholders (the "Annual Meeting"), Kathleen Ann Scheffer, Charles C. Alfiero, Michael W. Dolpp and Christine R. Marlow are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 6 to the Schedule 13D, at which time the Group Agreement, described in Item 6, is also terminated. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended to add the following:

On May 22, 2025, BHW issued in a press release announcing the conclusion of its proxy solicitation and withdrawing its slate of directors for nomination at the Annual Meeting. BHW also reiterated its dedication to the employees of the Issuer and the community of Western New York.

The foregoing description of the press release is qualified in its entirety by reference to the full text of the press release, which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

On May 22, 2025, BHW withdrew its nomination of Paul L. Snyder III, Charles C. Alfiero, Michael W. Dolpp and Christine R. Marlow for election to the Board at the Annual Meeting.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On May 22, 2025, issued a press release advising of BHW's notice of withdrawal of its slate of directors for nomination to the Board at the Annual Meeting (the "Withdrawal Notice") notifying the Issuer that it withdrew its nomination of Paul L. Snyder III, Charles C. Alfiero, Michael W. Dolpp and Christine R. Marlow for election to the Board at the Annual Meeting.

On May 22, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 6 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby amended to add the following:

The following items are filed as exhibits:

Exhibit 99.5 Press Release, dated May 22, 2025

Exhibit 99.6 Joint Filing Agreement, dated May 22, 2025

## Signatures
- Beaver Hollow Wellness, LLC: /s/ Paul L. Snyder III, Paul L. Snyder III/Chief Executive Officer (05/22/2025)
- Founders Software, Inc.: /s/ Paul L. Snyder III, Paul L. Snyder III/Chairman (05/22/2025)
- Snyder Paul L. III: /s/ Paul L. Snyder III, Paul L. Snyder III (05/22/2025)
- Kathleen Ann Scheffer: /s/ Kathleen Ann Scheffer, Kathleen Ann Scheffer (05/22/2025)
- Christine R. Marlow: /s/ Christine R. Marlow, Christine R. Marlow (05/22/2025)
- Michael W. Dolpp: /s/ Michael W. Dolpp, Michael W. Dolpp (05/22/2025)
- Charles C. Alfiero: /s/ Charles C. Alfiero, Charles C. Alfiero (05/22/2025)